1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 31, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 333-202962)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Emerging Markets External Debt Portfolio (the “Acquiring Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2015 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of the Emerging Markets Domestic Debt Portfolio, a series of the Registration (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”).  The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement that will be filed via EDGAR on or about July 31, 2015.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                           Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 2.                           Please explain supplementally why, given the change of strategy of the Acquiring Fund, the Reorganization was not accomplished via a shell merger into a new fund.

Response 2.                               We respectfully acknowledge the comment; however, we do not believe that there is any requirement to conduct a shell merger in connection with a change of strategy.  We would further note that a surviving fund analysis taking into account the change of strategy has been conducted as discussed in response to Comment 9 below and we have concluded based on this analysis that the Acquiring Fund is the appropriate accounting survivor of the Reorganization.  Finally, we note that the proposed strategy change of the Acquiring Fund is fully disclosed to stockholders of the Acquired Fund in the Registration Statement.

Comment 3.                           Please confirm supplementally that stockholders of the Acquiring Fund will receive notice of the proposed change of investment policy and that such notice is consistent with the Acquiring Fund’s prospectus.  Please also explain supplementally what changes will be made to the Acquiring Fund’s prospectus and/or statement of additional information to reflect the change in investment strategy.

Response 3.                               Stockholders of the Acquiring Fund were provided with notice of the change of investment strategy via a supplement filed on May 15, 2015.  The notice provided is consistent with that disclosed in the prospectus and required by applicable law.  The Acquiring Fund’s next annual update of its registrations statement will reflect the changes contained in the supplement filed on May 15, 2015.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 4.                           Please confirm supplementally that the investment objective of the Acquiring Fund will not change as a result of the Reorganization.

Response 4.                               We hereby confirm that the investment objective of the Acquiring Fund will not change as a result of the Reorganization.

Comment 5.                          On page seven of the Proxy Statement and Prospectus please add Emerging Markets Fixed Income Opportunities Fund (the “Combined Fund”) to the table comparing the investment policies of the Acquiring Fund and the Acquired Fund.  Please add similar side-by-side comparisons for the Combined Fund where applicable.

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                           Please clarify if there are any differences in the principal risks of the Combined Fund as compared to those of the Acquiring and/or Acquired Fund.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                           Please note the Staff’s position that, pursuant Rule 14a-4 of the Securities Exchange Act of 1934, as amended, there is no discretionary power under a proxy to adjourn a meeting and a vote of those stockholders present at the meeting is required to do so unless the provisions of the by-laws of a fund provide for unilateral adjournment.  Please revise the disclosure accordingly, if applicable.

Response 7.                               We respectfully acknowledge the comment; however, we note that Article II, Section 6 of the By-Laws of the Registrant provide that stockholder meetings may be adjourned unilaterally in the absence of a quorum as described in the Registration Statement (“If, however, such quorum shall not be present or represented at any meeting of the Stockholders, any officer entitled to preside at, or act as Secretary of, such meeting, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.”).  Accordingly, we believe that the current disclosure is appropriate.

Comment 8.                           Please revise the disclosure to directly include the performance information of the Acquiring Fund rather than to incorporate such information by reference.

Response 8.                               We respectfully acknowledge the comment and would note that, while we do not believe that such disclosure is required by the form, the disclosure has nonetheless been revised accordingly.

Comment 9.                           Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.  Please specifically address the blended benchmark of the surviving fund in your response.

Response 9.                               The Acquiring Fund was selected to be the accounting and performance survivor after the Reorganization. We believe that this determination is appropriate in light of the guidance set forth in North American Security Trust.  In North American Security Trust, the Staff stated that in determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.  As stated in the letter, the Staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”

Investment Adviser/Portfolio Management:  The Funds have the same investment adviser and portfolio managers.  After the Reorganization, the investment adviser will continue in its current capacity.  In this regard, the Funds have the same portfolio managers who will continue to manage the surviving fund after the Reorganization.

Investment Objectives, Policies, Benchmarks and Restrictions:  The Funds have similar investment objectives, principal investment strategies and fundamental investment limitations.  Following the Reorganization, the surviving fund will implement the Acquiring Fund’s investment objective and a broader principal investment strategy encompassing investment in local currency denominated debt of emerging markets countries in addition to U.S. dollar-denominated debt of such countries. Consistent with both Funds, the surviving fund will be a non-diversified fund.

The benchmark of the surviving fund will be a blend of the benchmarks of the Acquired Fund and the Acquiring Fund and will be comprised of (i) 1/3 JP Morgan EMBI Global Bond Index (which tracks the performance of U.S. dollar denominated debt instruments issued by emerging markets), (ii) 1/3the JP Morgan GBI-EM Global Diversified Bond Index (which tracks local currency government bonds issued by emerging markets) and (iii) 1/3 JP Morgan Emerging Markets Bond Global (EMBG) Index (which tracks total returns for U.S. dollar denominated debt instruments issued by emerging markets sovereign and quasi-sovereign entities: Brady Bonds, loans, Eurobonds and local market instruments for emerging market countries).  Although two portions of the blended benchmark are comprised of components of the benchmark from the Acquired Fund, the 1/3 JP Morgan EMBI Global Bond Index is dollar denominated and was included as part of the Acquired Fund’s blended index as broad measure of emerging markets bond performance and not of the performance of domestic debt.  The surviving fund benchmark is thus comprised of two indexes which are broad measures of the performance of dollar denominated emerging markets debt and one index that is a broad measure of local currency denominated emerging markets debt, leading to an aggregate benchmark which is dominated by dollar denominated debt and more closely aligned with the investment risks and returns of the Acquiring Fund than those of the Acquired Fund.

In addition, to the extent that there are any differences in the Funds’ investment restrictions, the surviving fund’s investment restrictions will be those of the Acquiring Fund.

Expense Structures and Expense Ratios:  The expense structure and sales load structure subsequent to the Reorganization will be that of the Acquiring Fund.  In addition, the gross expense ratios for each class of the surviving fund upon consummation of the Reorganization are estimated to be lower than the gross expense ratios for each class of the Acquired Fund and the gross expense ratios for each class of the Acquiring Fund immediately prior to the Reorganization.  To ensure that the Acquired Fund’s stockholders do not experience an increase in net expenses or a dilution of their interests after the Reorganization, Morgan Stanley Investment Management Inc., the Funds’ investment adviser, has agreed to waive expenses for at least two years such that each class of the Acquired Fund will experience lower or the same expenses post-Reorganization.

Asset Size:  As of June 30, 2015, the Acquired Fund ($4.7MM) has lower assets than the Acquiring Fund ($36.4MM).

Portfolio Composition:  There is currently no overlap in the portfolio composition of the Funds.  However, given the strategy change of the Acquiring Fund at the time or the Reorganization, portfolio turnover is expected to be approximately 20-40% as a result of the Reorganization.  As a result and given the Acquiring Fund’s larger size, the portfolio composition of the surviving fund after the Reorganization will most resemble that of the Acquiring Fund.

Despite the expansion of investment strategy, given the above factors, we believe the Acquiring Fund is the appropriate surviving fund for accounting and performance purposes.

Comment 10.                    Please explain supplementally why the fee table for the Combined Fund shows a substantial drop in the other expenses line item as compared to the Acquiring Fund and the Acquired Fund.

Response 10.                        The other expenses line item has dropped substantially due to expected economies of scale of the Combined Fund.

Comment 11.                    Please explain why, given the stated expense cap for Class I shares of the Combined Fund, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement have been waived down to 83 bps rather than 85 bps.

Response 11.                        Due to the effect of share class accounting, the waivers necessary for other classes to maintain Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may cause a Class to go below its applicable expense cap as was the case with Class I shares of the Combined Fund.

Comment 12.                    Please revise the disclosure such that the fee waiver for each Fund is reflected in the expense example only for the period it is contractually obligated to continue.

Response 12.                        The fee waiver is reflected in each Fund’s Expense Example for those periods for which the fee waiver is expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc., the investment adviser to the Funds, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Registrant’s Board of Directors.

Comment 13.                    Please revise the disclosure to include a discussion of other courses of action considered with respect to the Acquired Fund if the Reorganization is not approved.

Response 13.                        We respectfully acknowledge the comment but believe that the current discussion is appropriate and consistent with the principal considerations of the Registrant’s Board of Directors with respect to the Reorganization.

Comment 14.                    If portfolio securities will be sold as a result of the reorganization, please describe the tax consequences to stockholders that may result from such sales.

Response 14.                        We respectfully acknowledge the comment; however, we believe that the current disclosure in the sections of the Proxy Statement and Prospectus entitled “The Reorganization Agreement” and “Tax Aspects of the Reorganization” appropriately discusses the tax consequences for stockholders that may result from the sale of Fund shares.

COMMENTS TO THE PRO FORMA FINANCIALS

Comment 15.                    Please date the capitalization table for the same date as the pro forma financials.

Response 15.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the form and provides the stockholders with the most up-to-date information reasonably available.

Comment 16.                    To the extent it is known the Funds will sell securities, please tick mark accordingly to evidence this.  Please also add a footnote that, as of December 31 2014, all the securities held would comply with the compliance/investment guidelines of the Combined Fund.

Response 16.                        We respectfully acknowledge the comment; however, we note that, given that the Combined Fund will amend its investment policy in order to permit the Combined Fund to hold the investments of both the Acquired and the Acquiring Fund, the Combined Fund may permissibly hold all of the investments in the Acquired Fund’s portfolio and, therefore, no securities are required to be sold in connection with the Reorganization.

Comment 17.                    On page B-20 of the Pro Forma Financials, please clarify which Fund has foreign currency forward exchange contracts outstanding.

Response 17.                        The disclosure has been revised accordingly.

*                                                                                         *                                                                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Edward J. Meehan, Jr. at (212) 296-6982 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward J. Meehan, Jr.